UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Subject Company)

Complete Genomics, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20454K104

(CUSIP Number of Class of Securities)

A. W. Homan

Senior Vice President and General Counsel

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

(650) 943-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Alan C. Mendelson

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 2.03 and 9.01 on the Current Report on Form 8-K filed by Complete Genomics, Inc. on September 17, 2012 (including all exhibits thereto) are incorporated herein by reference.

COMPLETE EMPLOYEE FAQ

1.	What is being announced today?
—

Complete has entered into a definitive agreement by which a wholly-owned U.S. subsidiary of BGI-Shenzhen will acquire Complete via a tender offer to purchase all outstanding shares of common stock of Complete for $3.15 per share in cash, without interest.

—

This price represents approximately a 54% premium to the $2.04 closing price per share of Complete common stock on June 4, 2012, the last trading day prior to Complete’s announcement that it was undertaking an evaluation of strategic alternatives to secure the financial resources needed for continued commercialization of our technology.

2.	Who Is BGI?
—

The company is privately-owned and is headquartered in Shenzhen, China. BGI includes both non-profit genomic research institutes and sequencing application commercial units that provide comprehensive sequencing and bioinformatics services for medical, agricultural and environmental applications. BGI works with leading U.S. institutions including Pfizer, Johnson & Johnson, Amgen, Celgene, Harvard University, Yale University, and the Dana-Farber Cancer Institute.

—	BGI has established a proven track record of excellence, delivering results which have generated over 250 articles in top-tier journals, including Nature and Science.

3.	How will the transaction work?
—	There are a number of key steps required to bring the transaction to a close.
—

Under the terms of the definitive merger agreement, a wholly-owned U.S. subsidiary of BGI will commence a tender offer to purchase all of the outstanding shares of Complete common stock for $3.15 per share in cash, without interest, within seven business days and the tender offer will remain open for a minimum of 20 business days following the commencement.

—

The tender offer is conditioned upon the satisfaction of various conditions, including, at least a majority of the outstanding common stock of Complete (determined on a fully diluted basis) being tendered, the termination of any waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, clearance by the Committee on Foreign Investment in the United States, and the approval of certain governmental authorities in the People’s Republic of China.

4.	How will BGI and Complete benefit from this transaction?
—	Putting BGI and Complete together makes good strategic sense. The combination of the two companies is expected to bring together complementary scientific and technological expertise and R&D capabilities to better position the combined organization to compete in the broad genomic sequencing industry.

5.	When is the transaction expected to close?
—	We expect to close in early 2013.

6.	How will Complete operate following this announcement?
—

There are a number of key steps required to bring the transaction to a close. As discussed in detail above, these steps include the condition that a majority of the Complete shares are tendered into the tender offer, approval by regulatory agencies, and other customary closing conditions.

—

Prior to completion of the merger, Complete will operate as it does today as an independent company. Once the merger is consummated, Complete will become a key U.S. subsidiary of BGI, with the financial resources to move forward with continued development and commercialization of its whole human genome sequencing services. BGI intends to preserve and support Complete’s culture and maintain headquarters and operations here in Mountain View.

7.	Will there be any changes to Complete’s business?
—

The transaction will put Complete’s proprietary whole human genome sequencing technology on a firm financial footing, and the company will be better able to meet the needs of its customers. Our mission and standards of service will not change, and the combined organization will be stronger.

8.	What does this mean for my role?
—

BGI intends to preserve and support Complete’s culture. Many employees will be involved in transition planning with BGI over the next weeks and months, and we’ll make sure that all employees are kept informed about the process. In the meantime, please continue to work on what you have been doing. We have genomes to sequence, customers to support, and new products to develop.

9.	Will Complete honor current customer contracts?
—	Yes.

10.	Will Complete take new orders to sequence genomes?
—	Absolutely. We will continue to offer the world’s most accurate service for sequencing whole human genomes.

11.	What happens to my equity grants?
—

Under the terms of the agreement with BGI, you will be paid the in-the-money value of all of your vested and unvested stock options that are outstanding at the closing of the merger. The in-the-money value is determined by multiplying the number of shares subject to your options (whether vested or unvested) by the product obtained by subtracting your exercise price from $3.15. If any stock options have no in-the-money spread or the spread is negative, the options will be cancelled without the payment of any consideration. You will be paid $3.15 for each of your RSUs held at the closing. These payments will be made in cash when the transaction closes. You will receive more detailed information as we move closer to closing the transaction.

12.	Can employees exercise vested stock options?
—

Yes, the current proposed transaction doesn’t change our policies. An employee subject to the closed window must continue to comply with Complete Genomics insider trading policies. Please review the Complete Genomics Insider Trading Policy.

13.	If I own Complete Genomics stock outright, either through the Employee Stock Purchase Plan (ESPP), the exercise of options, the vesting of RSUs or purchases on the open market, what happens to those shares?
—	You are free to tender your shares into the merger or if you hold onto them, following the merger you will receive $3.15 per share.

14.	What will happen to the Complete Genomics ESPP?
—

The current offering period will continue in effect until the end of the offering period at which time purchases will be made as usual. No additional offer periods will commence after that purchase. If the merger closes prior to the last day of the current offering period, then, instead of the treatment described above, the offering period will end immediately prior to the effective time of the merger, and the purchase will be made at that time. The ESPP will be terminated immediately following the purchase described in the preceding sentences. (See the preceding question and answer for information on the treatment of shares purchased under the ESPP.)

15.	What cash compensation and health and welfare benefits will be offered following the consummation of the merger?
—

BGI has committed to maintain employees at a minimum of current salary or wages for a period of twelve months following the merger and with current benefits for at least six months following the merger.

16.	Will 2012 bonuses be paid?
—	Current plans for bonuses are not affected by the announced transaction and to the extent that the bonuses become payable, we will pay them in accordance with the terms of the existing plans.

17.	What public comments can I make about the transaction?
—

None. Because of strict SEC rules on public comments during the tender process and provisions in our agreement with BGI, you may not make any public comments on the transaction. Please be especially careful not to make comments on the transaction on any website or blog or via any social medium such as Facebook or Twitter. Refer any media inquiries to Cliff Reid or Keith Raffel, who will connect with our PR agency, Waggener Edstrom.

Additional Information and Where to Find It

The tender offer proposed by BGI referred to in the foregoing has not yet commenced, and the foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) BGI will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) Complete Genomics, Inc. (the “Company”) will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of these documents (if and when they become available) and other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of these materials filed by the Company by contacting Investor Relations by telephone at (650) 943-2788, by mail at Complete Genomics, Inc., Investor Relations, 2071 Stierlin Court, Mountain View, California 94043, or by going to the Company’s Investor Relations page on its corporate website at www.completegenomics.com.

Note on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transactions and both the Company’s and BGI’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of the Company and BGI to complete the transactions contemplated by the Merger Agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of the Company or BGI; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. Each of the Company and BGI expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

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